Exhibit 99(a)(5)(A)

Genie Energy Ltd. Begins Renewal of Exchange Offer

NEWARK, NJ — November 26, 2012:  Genie Energy Ltd., (NYSE: GNE) has commenced an offer to exchange up to 7,145,409 outstanding shares of its Class B Common Stock for the same number of shares of its Series 2012-A Preferred Stock.  This is a renewal of a prior offer that expired on October 10, 2012 resulting in the exchange of 1,604,591 shares of Class B Common Stock for an equal number of shares of Preferred Stock.

The Series 2012-A Preferred Stock has a liquidation preference of $8.50 per share, and dividend rights that are senior to distributions on the common stock, in an annual amount of $0.6375 per share, plus the potential for an increase in the dividend related to the performance of Genie’s retail energy provider (REP) business.  The Preferred Stock is redeemable, in whole or in part, at the option of Genie following October 11, 2016 at 101% of the Liquidation Preference plus accrued and unpaid dividends, and following October 11, 2017 at the Liquidation Preference plus accrued and unpaid dividends. In connection with the prior exchange offer, the Company suspended payment of dividends on its Class A and Class B Common Stock.

As of November 26, 2012, there were 1,574,326 shares of Genie Class A Common Stock, 19,799,860 shares of Genie Class B Common Stock and 1,604,591 shares of Preferred Stock outstanding.  The Class A shares are convertible into Class B shares on a one for one basis.

The exchange offer is made upon the terms and conditions set forth in the Offer to Exchange dated November 26, 2012, and the related Letter of Transmittal, which have been filed with the Securities and Exchange Commission and are being made available to holders of Genie Class B Common Stock (see below).

The offer will expire at 5:00 p.m. EST, on Tuesday, January 15, 2013, unless extended by Genie. Tenders of shares of Class B Common Stock must be made prior to the expiration of the exchange offer and may be withdrawn at any time prior to the expiration of the exchange offer.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation to buy any shares of our Class B Common Stock, nor is it a solicitation for acceptance of the exchange offer. The exchange is only being made by, and pursuant to, the terms of the exchange offer documents, including the Offer to Exchange and the related Letter of Transmittal, that Genie is distributing to holders of its Class B Common Stock. The Offer to Exchange and the related Letter of Transmittal have also been filed with the SEC as an exhibit to Genie’s Schedule TO and will be sent to holders of its Class B Common Stock. Those documents contain details of the exchange offer, including complete instructions on the exchange procedure along with the transmittal forms and other data.

Holders of our Class B Common Stock should read the exchange offer documents because they contain important information. Stockholders can get the exchange offer documents without charge from the website of the SEC at www.sec.gov.

Holders of our Class B Common Stock will also be able to obtain the exchange offer documents from Genie without charge by directing a request to Genie Energy Ltd., 550 Broad Street, Newark, New Jersey 07102, Attention: Bill Ulrey, Vice President-Investor Relations and External Affairs, Telephone: (973) 438-3838.

Genie’s Board of Directors has approved the exchange offer. However, neither Genie nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. Genie has not authorized any person to make any such recommendation.

ABOUT GENIE ENERGY LTD.

Genie Energy Ltd. (NYSE: GNE) is comprised of IDT Energy and Genie Oil and Gas (GOGAS).  IDT Energy is a retail energy provider (REP) supplying electricity and natural gas to residential and small business customers in the Northeastern United States.  GOGAS is pioneering technologies to produce clean and affordable transportation fuels from the world's abundant oil shale and other unconventional fuel resources.  GOGAS resource development projects include oil shale initiatives in Colorado and Israel.  For more information, visit www.genie.com.

Contact:
Genie Energy Investor Relations
Bill Ulrey
P: (973) 438-3848
E-mail: invest@genie.com